SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          GLOBALNET FINANCIAL.COM, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     37937R
                                 --------------
                                 (CUSIP Number)

                                Francesco Gardin
                                AISoftw@re S.p.A.
                                via C. Esterle 9
                                  20132 Milano
                                      Italy
                                011-39-02-280141
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                Alberto Luzarraga
                               Shearman & Sterling
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom

                            Tel: 011-44-20-7655-5000

                                 August 7, 2001
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.      37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  INFUSION S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                           ---------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    AF
                                              ----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          NONE
      Shares                         -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
       Each                   (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With               (10)    Shared Dispositive Power   2,774,201
-------------------                  -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.      37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  AISOFTW@RE S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                           ---------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    OO
                                              ----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          NONE
      Shares                         -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
       Each                   (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With               (10)    Shared Dispositive Power   2,774,201
-------------------                  -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.      37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  FRANCESCO GARDIN
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                           ---------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    PF
                                              ----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          NONE
      Shares                         -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
       Each                   (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With               (10)    Shared Dispositive Power   2,774,201
-------------------                  -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)  IN
                                                     ---------------------------

Introductory Statement
----------------------

         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D originally filed on July 9, 2001 (the "Schedule 13D") by Infusion S.p.A., AISoftw@re S.p.A. and Francesco Gardin (collectively, the "Reporting Persons") with respect to their beneficial ownership of 2,774,201 shares of Common Stock, par value $.001 per share (the "Issuer Common Stock"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.


Item 4.  Purpose of Transaction.
         ----------------------

Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Persons acquired the 2,774,201 Shares held by them with the purpose of acquiring a significant stake in the Issuer. The Reporting Persons have had discussions with other significant shareholders of the Issuer regarding the acquisition of additional Shares held by such shareholders or, alternatively, regarding an agreement or understanding with such shareholders with respect to jointly obtaining a controlling stake in the Issuer and subsequently effectuating a change in the board of directors and management of the Issuer.

         The Board of Directors of the Issuer adopted a Shareholder Rights Plan dated as of July 19, 2001 (the "Rights Plan") in response to the filing of the
Schedule 13D by the Reporting Persons. As a result of the adoption of the Rights Plan, the Reporting Persons have determined to pursue a dialogue with the Issuer and its shareholders regarding a potential combination of the Issuer with AISoftw@re or Infusion. AISoftw@re has proposed a friendly stock-for-stock merger to the Board of Directors of the Issuer and, in connection therewith, AISoftw@re and the Issuer have entered into a non-disclosure agreement dated August 7, 2001. See Item 6 of this Amendment for a description of the proposal and the non-disclosure agreement.

         The Reporting Persons have had, and intend to continue to have, discussions regarding such a combination with the Issuer's management and significant shareholders. While it is the current intention of the Reporting Persons to pursue a business combination with the Issuer, which may include the making of a public offer for the Issuer, none of the Reporting Persons is, at this time, making a public offer for the Issuer and no assurances can be given that such a combination will, in fact, take place or that such an offer will, in fact, be made.

         In addition, if the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire additional Shares either in the open market or in privately negotiated transactions.

         Notwithstanding the foregoing, each of the Reporting Persons from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities.

Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. In addition to the possibility of acquiring additional Shares, depending on the market and other factors, a Reporting Person may determine to dispose of some or all of the Shares currently owned by such Reporting Person or otherwise acquired by such Reporting Person either in the open market or in privately negotiated transactions.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

Item 6 is amended and restated in its entirety as follows:

         AISoftw@re has proposed a friendly stock-for-stock merger to the Board of Directors of the Issuer. AISoftw@re's proposal contemplates a stock-for-stock merger pursuant to which the Issuer's shareholders would receive ordinary shares of AISoftw@re having a value of $0.55 in exchange for each share of Issuer Common Stock, and $.055 in exchange for each share of Issuer Class A Common Stock. In order to maintain the minimum per-share values set forth above, the number of AISoftw@re shares to be received by Issuer shareholders would be adjusted as necessary to compensate for any intervening downward changes in exchange rates and/or the market price of AISoftw@re stock. There would, however, be no such adjustment if the market price of AISoftw@re increased or the exchange rate improved. AISoftw@are's proposal is subject to the completion of due diligence, approval of the Issuer's board of directors and execution of a merger agreement. A copy of a press release announcing AISoftw@re's proposal is attached as Exhibit E hereto and is incorporated herein by reference in its entirety.

         In connection with the proposal, AISoftw@re and the Issuer have entered into a Non-Disclosure Agreement dated August 7, 2001 (the "Non-Disclosure Agreement"). Pursuant to the Non-Disclosure Agreement, AISoftw@re has agreed that, if a merger agreement is not executed by the Issuer and AISoftw@re on or before August 15, 2001, AISoftw@re and its associates will tender the shares of the Issuer owned by them in the cash tender offer made on July 25, 2001 by GlobalNet Acquisitions Inc., a wholly-owned subsidiary of NewMedia SPARK plc. The foregoing description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit F and which is incorporated herein by reference in its entirety.

         Except as provided in this Statement, the Stock Purchase Agreement and the Non-Disclosure Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Item 7 is hereby amended and supplemented to add the following exhibits:

Exhibit E -       Press Release dated August 7, 2001

Exhibit F -       Non-Disclosure Agreement dated August 7, 2001 between
                  AISoftw@re S.p.A. and GlobalNet Financial.com, Inc.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 7, 2001

                                            INFUSION S.P.A.


                                            By:      /s/ Francesco Gardin
                                                --------------------------------
                                            Name:  Francesco Gardin
                                            Title: President of the Board of
                                                   Directors


                                            AISOFTW@RE S.P.A.


                                            By:      /s/ Francesco Gardin
                                                --------------------------------
                                            Name:  Francesco Gardin
                                            Title: President of the Board of
                                                   Directors and Chief Executive
                                                   Officer




                                              /s/ Francesco Gardin
                                            ------------------------------------
                                            Francesco Gardin

                                  EXHIBIT INDEX


Exhibit No.                        Description                         Page No.
-----------                        -----------                         --------
     E          Press Release dated August 7, 2001                       E-1

     F          Non-Disclosure Agreement dated August 7, 2001            F-1

                                                                       EXHIBIT E
                                                                       ---------


                                  PRESS RELEASE
                                  -------------

AISoftw@re proposes a stock for stock merger to the GlobalNet Financial.com board of directors at a minimum value of $0.55 per Common Share.

Milano 6th August 2001. AISoftw@re SpA ("AISoftw@re"), which owns an equity stake of approximately 11.5% in GlobalNet Financial.com Inc ("GlobalNet"), has proposed a friendly stock for stock merger to the Board of Directors of GlobalNet, based on a minimum of $0.55 value per GlobalNet common share.

AISoftw@re proposes to acquire each outstanding share of GlobalNet Financial.com Inc. in a stock-for-stock merger pursuant to which GlobalNet shareholders would receive ordinary shares of AISoftw@re having a value of $ 0.55 in exchange for each GlobalNet common share, and $ 0.055 in exchange for each GlobalNet Class A common share. There are currently 21,574,959 common shares and 34,224,870 Class A common shares (the equivalent of 3,422,487 common shares) of GlobalNet outstanding.

Based on the July 30th, 2001 USD/Euros exchange rate and the value of AISoftw@re shares equal to 13,7 Euros (the average price per share for the three-month period ended July 30th, 2001), each AISoftw@re share would be equivalent to 21.84 GlobalNet common shares.

This represents a substantial premium over the per share amounts offered by NewMediaSpark plc in its recently-announced cash tender offer.

In order to maintain the minimum per-share values set forth above, the number of shares to be received by GlobalNet shareholders would be adjusted as necessary to compensate for any intervening downward changes in exchange rates and/or the market price of AISoftw@re. The adjustment would be determined on the day preceding the closing based on the exchange rate spot value and the closing price of AISoftw@re shares.

There would, however, be no such adjustment if the market price of AISoftw@re stock increased above 13.7 euros per share, or if the exchange rate improved. GlobalNet shareholders would thereby be insured of a minimum price, while retaining any 'upside' from a positive market response to this proposed transaction.

AISoftw@re's proposal is subject to the completion of due diligence, approval of GlobalNet's board of directors and execution of a definitive Merger Agreement, and in this regard, AISoftw@re has entered into a non-disclosure agreement with GlobalNet. Pursuant to the non-disclosure agreement, AISoftw@re has agreed that, if a Merger Agreement is not executed by both parties on or before August 15, 2001, AISoftw@re and its associates will tender the shares of GlobalNet owned by them in the cash tender offer made by GlobalNet Acquisition Corp., a wholly-owned subsidiary of NewMediaSpark plc.

AISoftw@re is a public company traded on the NASDAQ Europe in Brussels and listed on the Nuovo Mercato in Milan.

AISoftw@re
----------
AISoftw@re SpA (www.ais.it), founded in 1983 and with consolidated group sales in 2000 of 23,727,743 Euros, is a company specializing in the development of decision-supporting knowledge processing and data intelligence technologically innovative Internet and Intranet solutions. Its technical expertise in proprietary products distributed on reference markets positions AISoftw@re as a leading company in medical imaging, advanced software systems and financial market software solutions. AISoftw@re has been listed on Nasdaq Europe since November 1999 and on the Italian Nuovo Mercato since August 2000. The company has started a programme of growth based on international expansion, aggressive recruitment, acquisitions and equity investments in software companies working in the area of Internet applications development.


Infusion S.p.A.
---------------
Infusion S.p.A. (www.infusion.it) is the industrial financial accelerator of AISoftw@re established to acquire and manage the minority participations of the AISoftw@re group of companies. Infusion S.p.A. invests in advanced technology companies that are focused on creating and delivering content and services via the Internet. Infusion S.p.A. is incorporated in Milan, Italy, with an 8.5 million Euros share capital, and is owned 99.99% by AISoftw@re S.p.A. Its current investments portfolio includes: ACS (23%), Geosim System Ltd (23,81%), Impression (20%), Ludonet (35%) and Mindmotion (19%).

                                                                       EXHIBIT F
                                                                       ---------


                         [GlobalNetFinancial.com Logo]
                       33 Glasshouse Street London W1B 5DG
                     Tel: 020 7851 8100 o Fax: 020 7851 8200

                                 August 7, 2001

AISoftw@re S.p.A.
Via C. Esterle, 9
Milan 20132
Italy
H
Attn:  Prof. Francesco Gardin


Dear Prof. Gardin:

         You have requested certain information relating to GlobalNet Financial.com, a Delaware corporation, (the "Company"), and its subsidiaries in connection with your consideration of a possible negotiated transaction between the Company and/or its subsidiaries and you resulting in your acquisition of all the outstanding shares of the Company. (a "Transaction").

         As a condition to the furnishing to you and your Representatives (as defined below) of a confidential Memorandum and other information regarding the Company and its related businesses, you agree that (i) all information relating to the Company furnished by or on behalf of the Company to you or your Representatives, whether prior to or after your acceptance of this letter and irrespective of the form of communication, or learned by you in connection with visits to the Company's facilities, in connection with your consideration of a Transaction (such information, together with notes, memoranda, summaries, analyses, compilations and other writings relating thereto or based thereon prepared by you or your Representatives being referred to herein as the "Evaluation Material") will be kept strictly confidential, and (ii) the Evaluation Material will be used solely for the purpose of determining the desirability of a Transaction; provided, however, that the Evaluation Material may be disclosed to any of your Representatives who need to know such information for the purpose of assisting you in evaluating a Transaction (it being understood that such Representatives will be informed by you of the contents of this agreement and that, by receiving such information, such Representatives are agreeing to be bound by this agreement). The term "Evaluation Material" does not include information which was or becomes available to you or any of your Representatives on a non-confidential basis from a source other than the Company or its affiliates or Representatives, provided that neither you nor any of your Representatives is aware that such source is under an obligation (whether contractual, legal or fiduciary) to the Company to keep such information confidential. For purposes hereof, the "Representatives" of any entity means such entity's directors, officers, employees, legal and financial advisors, accountants and other agents, consultants and representatives. For the avoidance of doubt, the parties hereto expressly acknowledge and agree that Mr. Peter Fuhrman is not a "Representative" of AISoftw@re S.p.A. ("AIS") Should Mr. Fuhrman make any statements purportedly on behalf of AIS, you will make an immediate public announcement stating that Mr. Fuhrman is not a "Representative" of AIS. You will be responsible for any breach of this agreement by any of your Representatives and agree to take all reasonable measures to restrain your Representatives from prohibited or unauthorized disclosure or use of Evaluation Material.

         Other than as set forth in the press release attached hereto as Exhibit A (such press release to be made simultaneously with the execution of this agreement), you hereby represent that no law, order rule or regulation (including those of any stock exchanges) to which you are subject require any public disclosure of your execution of this agreement or of your discussions with the Company and its Representatives at this time. In addition, you agree that, except with the prior written consent of the Company or as required or permitted by this agreement, you will not, and you will direct your Representatives not to, make any release to the press or other public disclosure, or make any statement to any employee, competitor, customer or supplier of the Company or any of its direct or indirect subsidiaries or any other person concerning either (i) the existence of this letter or that the Evaluation Material has been made available to you or (ii) in the event that the Company or any its of Representatives engages in discussions or negotiations with you or your Representatives, the fact that discussions or negotiations are taking place or have taken place concerning a possible Transaction, or any of the terms, conditions or other facts with respect to any such possible Transaction, including the status thereof, except for such public disclosure as may be necessary, in the written opinion of your outside counsel, for you not to be in violation of or default under any applicable law, regulation or governmental order. If you propose to make any disclosure based upon such an opinion, you will deliver a copy of such opinion to the Company together with the text of the proposed disclosure as far in advance of its disclosure as is reasonably practicable, and will in good faith consult with and consider the suggestions of the Company and its Representatives concerning the nature and scope of the information you propose to disclose.

         If you or any of your Representatives are requested in any judicial or administrative proceeding or by any governmental or regulatory authority to disclose any Evaluation Material, you will (i) give the Company prompt notice of such request so that the Company may seek an appropriate protective order and
(ii) consult with the Company as to the advisability of taking legally available steps to resist or narrow such a request. You will cooperate fully with the Company in obtaining such an order. If in the absence of a protective order you are nonetheless compelled to disclose Evaluation Material, the Company agrees that you may make such disclosure without liability hereunder, provided that you give the Company written notice of the information to be disclosed as far in advance of its disclosure as is practicable and, upon the Company's request and at its expense, use your best efforts to obtain reasonable assurances that confidential treatment will be accorded to such information.

         At any time after termination of discussions by either party to this agreement with respect to a Transaction, upon the request of the Company, you will promptly (and in no event later than five (5) business days after such request) redeliver or cause to be redelivered to the Company all copies of the Evaluation Material furnished to you by or on behalf of the Company and destroy or cause to be destroyed all Evaluation Material prepared by you or any of your Representatives. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations hereunder.

         Although the Company will endeavor to include in the Evaluation Material information it believes to be relevant to the evaluation of a Transaction, you hereby acknowledge that neither the Company nor any of its affiliates or Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the Evaluation Material. You agree that neither the Company nor any of its affiliates or Representatives will have any liability to you or your Representatives resulting from use of any of the Evaluation Material.

         You hereby acknowledge that you are aware (and that your Representatives who have been apprised of this agreement and your consideration of a Transaction have been, or upon becoming so apprised, will be advised) of the restrictions imposed by federal and state securities laws on a person possessing material nonpublic information about a company. In this regard, you hereby agree that while you are in possession of material nonpublic information with respect to the Company and its subsidiaries, you will not purchase, sell or transfer any securities of the Company, or communicate such information with any third party, other than with your affiliates (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "1934 Act").

         You also agree not to initiate or maintain contact (other than in the ordinary course of business) with any officer, director, employee or agent of the Company or any of its subsidiaries regarding its business, operations, prospects, finances or any other matter pertaining to the Company or to any proposed Transaction, other than W. Thomas Hodgson, Richard Guest or Ron Goldie. It is understood that they will arrange for appropriate contacts for due diligence purposes. It is further understood that all (i) communications regarding a possible Transaction, (ii) requests for additional information,
(iii) requests for facility tours or management meetings and (iv) discussions or questions regarding procedures, will be submitted or directed to one or all of these individuals. You hereby acknowledge that you may be disqualified from participating in a Transaction if you fail to comply with the procedures and restrictions set forth in this paragraph and the following paragraph.

         As a further condition to the furnishing of the Evaluation Material, you agree that you, your affiliates and associates (as such terms are defined in Rule 12b-2 under the 1934 Act) and your Representatives will not, and you and they will not assist or encourage others (including by providing financing) to, directly or indirectly, for a period of two (2) years from the date of this agreement, unless specifically requested or permitted in writing in advance by the Company or us:

         (i) acquire or agree, offer, seek or propose (whether publicly or otherwise) to acquire ownership (including but not limited to beneficial ownership (as defined in Rule 13d-3 under the 1934
                  Act)) of (x) the Company or any of its assets or businesses,
                  (y) any securities issued by the Company or (z) any rights or options to acquire such ownership (including from a person other than the Company), whether by means of a negotiated purchase of securities or assets, tender or exchange offer, merger or other business combination, recapitalization, restructuring or other extraordinary transaction (a "Business Combination Transaction"),

         (ii) engage in any "solicitation" of "proxies" (as such terms are used in the proxy rules promulgated under the 1934 Act, but disregarding clause (iv) of Rule 14a-1(l)(2) and including any exempt solicitation pursuant to Rule 14a-2(b)(1) or (2)), or form, join or in any way participate in a "group" (as defined under the 1934 Act), with respect to any securities issued by the Company,

         (iii) otherwise seek or propose to influence or control the Board of Directors, management or policies of the Company,

         (iv) take any action that could reasonably be expected to require the Company to make a public announcement regarding any of the types of matters referred to in clause (i), (ii) or (iii) above; or

         (ii) enter into any discussions, negotiations, agreements, arrangements or understandings with any third party with respect to any of the foregoing (other than with a bona fide financial institution which is your Representative).

You also agree not to request the Company or any of its Representatives to amend or waive any provision of this paragraph (including this sentence). If at any time you are approached by any third party concerning your or their participation in any of the types of matters referred to in clauses (i) and (ii) above, you will not communicate with such third party concerning such participation, except that you will promptly inform such third party that you are bound by certain confidentiality obligations in respect of such assets, businesses or securities (without referring to this letter).

         You further agree that for a period of two (2) years from the date hereof, neither you nor any of your affiliates will solicit to employ or employ any officer or employee of the Company or any of its subsidiaries, so long as they are employed by the Company or any of its subsidiaries, without obtaining the prior written consent of the Company. The term "solicit to employ" does not include general solicitations of employment not specifically directed towards employees of the Company and its subsidiaries.

         It is expressly understood by the parties hereto that this agreement is not intended to, and does not, constitute an agreement to consummate a Transaction or to enter into a definitive Transaction agreement, and neither the Company nor you will have any rights or obligations of any kind whatsoever with respect to a Transaction by virtue of this agreement or any other written or oral expression by either party hereto or their respective Representatives unless and until a definitive agreement relating thereto between the Company and you is executed and delivered, other than for the matters specifically agreed to herein. You further agree that, in the event that you and the Company have not entered into a definitive agreement with respect to a Transaction by 5:00 pm, New York time, August 15, 2001, you will tender all shares of the Company common stock owned by you and your affiliates into the tender offer currently outstanding from GlobalNet Acquisitions Inc., a wholly-owned subsidiary of New Media SPARK, plc ("SPARK"). You hereby specifically acknowledge the Company's right to assign its rights of enforcement under this paragraph to NewMediaSpark plc..

         You further acknowledge that (i) the Company and its Representatives shall be free to negotiate with any other person and enter into a definitive agreement with regard to a Transaction without prior notice to you or any other person, (ii) the Company reserves the right to reject any and all proposals made by you or any of your Representatives with regard to a possible Transaction and to terminate any discussions or negotiations with you at any time, and (iii) neither the Company nor any of its affiliates or Representatives nor any third party with whom the Company enters into any agreement for, or completes, a Business Combination Transaction shall have any liability to you arising out of or relating to such a Business Combination Transaction (other than any liability arising under a definitive Transaction agreement with you in accordance with the terms thereof).

         You acknowledge and agree that money damages would not be a sufficient remedy for any breach of any provision of this agreement by you, and that in addition to all other remedies which we or the Company may have, we or the Company will be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach. No failure or delay by us or the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

         This agreement (i) contains the sole and entire agreement between the parties with respect to the subject matter hereof, (ii) may be amended, modified or waived only by a separate written instrument duly executed by or on behalf of the Company and you, and (iii) shall be governed by and construed in accordance with the laws of the State of New York. Except as otherwise expressly provided herein, your obligations under this agreement will expire eighteen (18) months from the date hereof.

         If the foregoing correctly sets forth our agreement with respect to the matters set forth herein, please so indicate by signing two copies of this agreement and returning one of such signed copies to us for our signature, whereupon this agreement will constitute our binding agreement with respect to the matters set forth herein.

                                             Very truly yours,

                                             GLOBALNET FINANCIAL.COM


                                             By: /s/ W. Thomas Hodgson
                                                --------------------------------
                                                Name:  W. Thomas Hodgson
                                                Title: Chief Executive Officer

AI SOFTW@RE, S.p.A.

Accepted and agreed to as of
the date first written above:


By: /s/  Francesco Gardin
   --------------------------------------------
   Name:   Francesco Gardin
   Title:  President of the Board of Directors
           and Chief Executive Officer